No Act
PE. 12/23/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-16-12

Re: Johnson & Johnson
Incoming letter dated December 23, 2011

Dear Ms. Ising:

This is in response to your letter dated December 23, 2011 concerning the shareholder proposal submitted to Johnson & Johnson by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 26, 2011, January 5, 2012 and February 2, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 23, 2011

The proposal requests that "the board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee (executive pay committee), who are seeking re-election to our board, receives a 'no' vote or 'withhold' that exceeds 10% of the votes cast, then the Committee member who receives the highest number of 'no' or 'withhold' votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote."

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(2). We note that, in the opinion of your counsel, implementation of the proposal would cause Johnson & Johnson to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Johnson & Johnson relies.

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Johnson & Johnson (JNJ)
Executive Pay Committee Qualifications
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 23, 2011 company request to avoid this rule 14a-8 proposal.

The attached pages from the Board Analyst Profile for the company support the text in the rule 14a-8 proposal.

The text on the needs-improvement status of corporate governance at the company is the exact corresponding type of information that companies have been using for decades in their opposition to rule 14a-8 proposals in annual meeting proxy statements – that current governance factors are so good or so improved that no further improvement is needed. And the company does not volunteer to refrain from praising its governance in opposition statements to rule 14a-8 proposals.

And there is no text in this proposal that could impact the nomination or election of any director to the board. It is merely focused on the qualifications for serving on the executive pay committee. The company argument deliberately confuses service on the board with service on the executive pay committee.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Douglas Chia <DChia@its.jnj.com>

GMI

Board Analyst

Johnson & Johnson (JNJ)

GOVERNANCE RATING INFORMATION

TCL Rating	D	Governance Risk Assessment	High	Last Data Update: 1/19/2012	Update Reason: Litigation
				Last Rating Change: 4/3/2008	Previous Rating: C
				Comments Submitted by Company? No	

Board: LOW CONCERN

Compensation: [redacted]

- A review of information in this company's SEC filings has raised concerns regarding compensation-related governance risk. Additional detail on these concerns may be found in the Analyst Comment, Events and CEO Compensation sections of this report.

Takeover Defenses: LOW CONCERN

Accounting: LOW CONCERN

Analyst Comments:

On March 10, 2011, Johnson & Johnson's subsidiary McNEIL-PPC, Inc. agreed to a consent decree with the U.S. Food and Drug Administration (FDA) and Justice Department. Under the decree, which comes after multiple recalls of products that are household names such as children's Tylenol, Motrin, Zyrtec and Benadryl products, three of Johnson and Johnson's facilities will be subject to outside oversight to address manufacturing problems. The company's D rating is unchanged due to ongoing concerns related to executive compensation. For example, Chair and CEO William C. Weldon's base salary far exceeds the limit for deductibility under Section 162(m) and his total summary compensation amount ($28,720,491) is four times the median for the other four named executive officers (NEO). This amount includes over $12 million in non-equity incentive compensation plan awards such as more than $5 million of value from Certificate of Long-term Compensation (CLC) units that had vested and more than $4 million in CLC dividend equivalents received. However, these awards were replaced by Certificates of Long-Term Performance Plan (CLP) in 2010. Both the CLC's and CLP's are cash-based performance units, which do nothing to tie executive performance with long-term shareholder equity value. Furthermore, the company continues to provide for annual grants of time-based equity awards in the form of market-priced stock options and restricted stock units. Mr. Weldon received a mega-grant of 586,873 options in 2010. These facts suggest that compensation practices are not aligned with shareholders' interests. (3/21/2011)

All Current and Retired Directors											
Name	Age	Tenure	Boards	Status	Relationship	Shares Held	Shares Rptd	Votes For(%)	Votes Against %	Vote Proxy Year	
Anne M. Mulcahy	58	3	3	Active	Outside	4,246	4,246	82.49%	16.98%	2011	No
Charles O. Prince	61	6	2	Active	Outside	24,283	19,902	80.10%	19.32%	2011	No
Dr. David Satcher M.D., Ph.D.	70	10	2	Active	Outside	18,382	11,987	93.18%	6.26%	2011	No
Dr. Michael M.E. Johns M.D.	69	7	3	Active	Outside	22,774	12,387	78.36%	21.07%	2011	No
Ian E.L. Davis	60	2	1	Active	Outside	2,650	2,650	93.17%	6.20%	2011	No
James G. Cullen *LD*	68	17	4	Active	Outside	37,332	6,622	92.64%	6.78%	2011	No
Leo F. Mullin	68	13	3	Active	Outside	30,390	20,496	92.70%	6.72%	2011	No
Mary Sue Coleman Ph.D.	67	9	2	Active	Outside	25,786	12,809	82.73%	16.72%	2011	No
Ronald A. Williams	61	1	3	Active	Outside				%		No
Susan L. Lindquist Ph.D.	61	8	1	Active	Outside	23,743	12,606	93.38%	6.08%	2011	No
William C. Weldon *CEO COB*	62	11	2	Active	Inside	415,966	448,548	90.84%	8.57%	2011	Yes
William D. Perez	63	5	3	Active	Outside	26,405	21,579	82.42%	17.04%	2011	No
Ann Dibble Jordan	74	26	0	Retired	Outside	28,684	13,290	97.39%	2.61%	2006	No
Arnold G. Langbo	72	19	0	Retired	Outside	60,782	10,190	97.55%	1.99%	2009	No
Christine A. Poon	58	4	2	Retired	Inside	72,054	55,889	96.86%	3.14%	2008	No
Dr. Gerard N. Burrow M.D.	75	12	0	Retired	Outside	16,013	42,406		%		No
Dr. M. Judah Folkman M.D.		7	0	Retired	Outside	13,752	29,550		%		No
Henry B. Schacht	74	8	0	Retired	Outside	15,210	33,439		%		No
James T. Lenehan	62	3	1	Retired	Inside	223,088	208,562		%		No
John W. Snow Ph.D.	71	5	2	Retired	Outside	7,931	7,931		%		No
Maxine F. Singer Ph.D.	76	12	0	Retired	Outside	37,878	37,878		%		No
Peter N. Larson	70	4	0	Retired	Outside Related	0	0		%		No
Robert J. Darretta	64	5	1	Retired	Inside	230,445	211,011	94.84%	5.16%	2006	No
Robert N. Wilson	70	17	3	Retired	Outside Related	1,220,446	1,220,446		%		No
Steven S Reinemund	63	5	4	Retired	Outside	9,332	7,567	97.42%	2.58%	2007	No

= Flagged Director 1x, = Flagged Director 2x, = Is a CEO, S = Designated Financial Expert, COB=Chairman, LD=Lead Director

* Indicates that voting results are preliminary

Current directors only | All current and retired directors

CURRENT COMMITTEE ASSIGNMENTS

Audit Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Mary Sue Coleman Ph.D.	67	9	X	Outside
James G. Cullen [S]	68	17	C	Outside
Ian E.L. Davis	60	2	X	Outside
Leo F. Mullin	68	13	X	Outside

Compensation & Benefits Committee (met 5 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Michael M.E. Johns M.D.	21% 69	7	X	Outside
Anne M. Mulcahy	16% 58	3	X	Outside
William D. Perez	17% 63	5	X	Outside
Charles O. Prince	19% 61	6	C	Outside
Ronald A. Williams Not on	2011 61 ballot	1	X	Outside

Corporate Governance & Nominating Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
James G. Cullen	68	17	X	Outside
Anne M. Mulcahy	58	3	X	Outside
William D. Perez	63	5	C	Outside
Charles O. Prince	61	6	X	Outside

Executive Committee (met 0 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
William C. Weldon [CEO]	62	11	C	Inside

Finance Committee (met 0 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
James G. Cullen	68	17	X	Outside
William C. Weldon [CEO]	62	11	C	Inside

Public Policy Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Ian E.L. Davis	60	2	X	Outside
Susan L. Lindquist Ph.D.	61	8	X	Outside
Leo F. Mullin	68	13	C	Outside
David Satcher M.D., Ph.D.	70	10	X	Outside
Ronald A. Williams	61	1	X	Outside

Science & Technology Committee (met 4 time(s) last year)

Name	Age	Board Tenure	Committee Status (see below)	Relationship
Mary Sue Coleman Ph.D.	67	9	X	Outside
Michael M.E. Johns M.D.	69	7	X	Outside
Susan L. Lindquist Ph.D.	61	8	X	Outside
David Satcher M.D., Ph.D.	70	10	C	Outside

[X] = Flagged Director 1x, [X] = Flagged Director 2x, [CEO] = Is a CEO, [S] = Designated Financial Expert, COB=Chairman, LD=Lead Director

X=Member, C=Chairman, A=Alternate Member, N=Non-Voting Member, E=Emeritus, LD=Lead Director, COB=Chairman

TOP FIVE NAMED EXECUTIVES COMPENSATION - Proxy Date: (3/16/2011)

Name	Title	Total Summary Compensation
William C Weldon	Chairman/CEO	$28,720,491
~~Dominic J Caruso~~	VP, Finance, CFO	$5,632,285
Russell C Deyo	VP, General Counsel	$8,851,965
Colleen A Goggins	WW Chairman, Consumer Group	$7,738,614
Sherilyn S McCoy	Vice Chairman, Executive Committee	$7,517,104

[JNJ: Rule 14a-8 Proposal, November 15, 2011]
3* – Executive Pay Committee Qualifications

This is a request that our board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee (executive pay committee), who are seeking re-election to our board, receives a "no" vote or "withhold" that exceeds 10% of the votes cast, then the Committee member who receives the highest number of "no" or "withhold" votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote. This bylaw would address any possible need for any exception to this rule.

Members of our executive pay committee, who were on our 2011 ballot, received 16% to 21% in negative votes. This may warrant further investigation especially since the shareholder vote on the pay of our executives received only a 60% vote based on votes cast and only a 40% vote based on shares outstanding.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $28 million for our CEO, William Weldon.

Mr. Weldon received $12 million in cash-based performance units, which did nothing to tie executive performance with long-term shareholder value. Our company continued to provide annual grants of time-based equity awards in the form of market-priced stock options and restricted stock units. Mr. Weldon received a mega-grant of 586,000 options in 2010. These practices suggest that our executive pay system was not aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to help turnaround the above type executive pay practices: **Executive Pay Committee Qualifications – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Johnson & Johnson (JNJ)
Executive Pay Committee Qualifications
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 23, 2011 company request to avoid this rule 14a-8 proposal.

According to the company Item II theory a proposal to declassify a board of directors could be excluded because it potentially relates to the competence and business judgment of directors. And there is no text in this proposal that could impact the nomination or election of any director to the board. The company argument deliberately confuses service on the board with service on a committee.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Douglas Chia <DChia@its.jnj.com>

[JNJ: Rule 14a-8 Proposal, November 15, 2011]
3* – Executive Pay Committee Qualifications

This is a request that our board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee (executive pay committee), who are seeking re-election to our board, receives a "no" vote or "withhold" that exceeds 10% of the votes cast, then the Committee member who receives the highest number of "no" or "withhold" votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote. This bylaw would address any possible need for any exception to this rule.

Members of our executive pay committee, who were on our 2011 ballot, received 16% to 21% in negative votes. This may warrant further investigation especially since the shareholder vote on the pay of our executives received only a 60% vote based on votes cast and only a 40% vote based on shares outstanding.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $28 million for our CEO, William Weldon.

Mr. Weldon received $12 million in cash-based performance units, which did nothing to tie executive performance with long-term shareholder value. Our company continued to provide annual grants of time-based equity awards in the form of market-priced stock options and restricted stock units. Mr. Weldon received a mega-grant of 586,000 options in 2010. These practices suggest that our executive pay system was not aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to help turnaround the above type executive pay practices: **Executive Pay Committee Qualifications – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Johnson & Johnson (JNJ)
Executive Pay Committee Qualifications
Kenneth Steiner

Ladies and Gentlemen:

This responds to the December 23, 2011 company request to avoid this rule 14a-8 proposal.

In order to avoid this proposal the company appears to submit its *mea culpa* that it is powerless to enforce its own "Principles of Corporate Governance" that address Director Qualifications.

Apparently shareholders will read it first in the company no action request that apparently the company position is that the company's own "Principles of Corporate Governance" unlawfully limit the Board's decision-making authority.

These "Principles of Corporate Governance" already restrict a certain percentage of directors from having any direct or indirect material relationship with the Company.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Douglas Chia <DChia@its.jnj.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

Client: 45016-01913

December 23, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> This is a request that our board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee[1] (executive pay committee), who are seeking re-election to our board, receives a "no" vote or "withhold" that exceeds 10% of the votes cast, then the Committee member who receives the highest number of "no" or "withhold" votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote. This bylaw would address any possible need for any exception to this rule.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would cause the Company to violate New Jersey law; and
- Rule 14a-8(i)(8) because the Proposal relates to the competence of Board members.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate New Jersey Law.

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). For the reasons set forth in the legal opinion provided by Riker, Danzig, Scherer, Hyland & Perretti LLP regarding New Jersey law (the "New Jersey Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate New Jersey law. *See* Exhibit B.

[1] The actual name of the committee is the Compensation & Benefits Committee. However, to maintain consistency with the Proposal, it will be referred to as the "Compensation Committee."

Contrary to New Jersey law, this proposal seeks to delegate to shareholders the authority to determine who should serve on a Board committee by allowing shareholder votes to disqualify directors (who have otherwise been duly elected by the shareholders) from serving on a Board committee. The Proposal requests the adoption of a bylaw that would automatically disqualify certain directors from being considered for appointment to the Compensation Committee. As discussed in greater detail in the New Jersey Law Opinion, implementation of the Proposal would violate New Jersey law. Section 14A:6-9 of the New Jersey Business Corporation Act addresses committees of the board, and it provides that only the board "may appoint from among its members an executive committee and one or more other committees," and that the "board, by resolution adopted by a majority of the entire board, may fill any vacancy in any such committee." Thus, the only means by which the members of a committee may be appointed is by an act of the board of directors. Accordingly, the Proposal violates New Jersey law because it interferes with the exclusive grant of authority given to the Board of Directors to appoint directors to committees of the Board. The Proposal further violates New Jersey law because it limits the decision-making authority of the Company's Board to select the directors to serve on the Compensation Committee in the exercise of their fiduciary duties.

The Staff has concurred with the exclusion of shareholder proposals where the proposal, if implemented, would conflict with state law because it interfered with the board's authority to appoint committee members. For example, in *Bank of America Corp.* (avail. Feb. 11, 2009), the Staff concurred with the exclusion of a proposal for a Delaware corporation to amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee. The proposal was excluded under Rule 14a-8(i)(2) because it would violate state law. As with New Jersey law, Delaware law explicitly provides that only the board can appoint members of the board committees; shareholders cannot specify how committee members are to be appointed. *See* 8 Del. C. §141(c)(2); §141(a). The Staff similarly excluded an identical proposal in *Citigroup Inc.* (avail. Feb. 18, 2009), also involving a Delaware corporation.

The Proposal is distinguishable from *Chevron Corp.* (avail. Mar. 28, 2011), in which the Staff was unable to concur with the exclusion of a proposal to establish a new human rights committee. In *Chevron*, the proposal dealt exclusively with the formation of a committee, and did not impede the ability of the board to appoint members of the committee. However, in the instant case, the Proposal relates to the appointment of committee members, and therefore follows the precedent of *Bank of America* and *Citigroup*.

Therefore, we believe that the Proposal is excludable under Rule 14a-8(i)(2) because, as explained in the New Jersey Law Opinion, implementation of the Proposal would cause the Company to violate New Jersey law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Relates To The Competence And Business Judgment Of Directors.

Rule 14a-8(i)(8) was amended in 2010 to clarify the situations in which a shareholder proposal that related to the election of directors may be excluded and codify certain prior Staff interpretations. Exchange Act Release No. 62764 (Aug. 25, 2010) (the "2010 Release"). The amended rule expressly provides that a shareholder proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors" may be excluded pursuant to Rule 14a-8(i)(8)(iii). In addition to amending Rule 14a-8(i)(8), the 2010 Release stated that the "proposed codification was not intended to change the staff's prior interpretations . . . it was intended to provide more clarity to companies and shareholders regarding the application of the exclusion."

Prior to the 2010 amendments, Rule 14a-8(i)(8) permitted the exclusion of proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election." The Staff consistently permitted exclusion under this rule of shareholder proposals that, together with their supporting statements, appeared to question the competence, business judgment or character of nominees or directors. This exclusion is now expressly codified in Rule 14a-8(i)(8)(iii), and, as noted above, under the 2010 Release, the Staff's prior interpretations continue in effect. Pursuant to this provision, the Staff has permitted the exclusion of numerous proposals that questioned the competence or business judgment of directors or nominees as does the Proposal. For example, the Staff in *Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007) concurred with the exclusion of a proposal that criticized directors who ignored certain shareholder votes and requested that directors who had voted against certain proposals receiving a majority of the shareholder votes be disqualified from nomination or election. In particular, the proposal's supporting statement indicated that "any director that ignores [the 2006] votes of the Company's shareowners is not fit for re-election." The Staff concluded that the proposal and supporting statement appeared to question the business judgment of board members who were to stand for reelection, and were excludable on that basis.

Similarly, the Staff in *Rite Aid Corp.* (avail. Apr. 1, 2011) permitted the exclusion of a shareholder proposal prohibiting the nomination of any non-executive board members who had "financial or business dealings . . . with any member of senior management or the Company" because it appeared to question the business judgment of board members that the company expected to nominate for reelection. Further, in *Marriott International, Inc.* (avail. Mar. 12, 2010), the Staff concurred with the exclusion of a proposal that criticized the suitability of members of the board of directors to serve, as the proposal appeared to question the business judgment of board members the company expected to nominate for reelection. *See also ES Bancshares, Inc.* (avail. Feb. 2, 2011) (concurring with the exclusion of a proposal explicitly targeting two directors, questioning their business judgment and calling for their removal); *Exxon Mobil Corp.* (avail. Mar. 20, 2002) (proposal condemning the chief executive officer for causing "reputational harm" to the company and for "destroying shareholder value" was excludable); *AT&T Corp.* (avail. Feb. 13, 2001) (permitting the exclusion of a proposal criticizing the board chairman, who was also the chief executive officer); *Black & Decker Corp.* (avail. Jan. 21, 1997) (concurring with the exclusion of a proposal under Rule 14a-8(c)(8) (the predecessor to Rule 14a-8(i)(8)) that, together with the supporting statement, questioned the business judgment, competence and service of a chief executive officer standing for reelection to the board).

In the instant case, the Proposal falls within the scope of Rule 14a-8(i)(8) because it relates to an election. As with the precedent letters, the Proposal expressly targets Board members who are "seeking re-election" to the Company's Board. In addition, the Proposal would prohibit a director from serving on the Compensation Committee for two years after a vote in which a director receives greater than 10% "no" or "withhold" votes. The Company votes for directors annually, which means that the Proposal would impact the election of disqualified directors in subsequent elections as well. By proposing the automatic threshold for disqualification, the Proposal targets five currently serving directors, Mses. Coleman and Mulcahy and Messrs. Johns, Perez and Prince, each of whom received greater than 10% "against" votes at the 2011 annual meeting. Four of these five directors currently serve on the Compensation Committee. Of the directors who surpassed the stated vote threshold, Mr. Johns received the highest percentage of "against" votes, and therefore would be ineligible for service on the Compensation Committee under the Proposal. Rule 14a-8(i)(8) may be applied because the Company expects to nominate Mr. Johns, as well as the other four directors who received greater than 10% "against" votes, for reelection at the 2012 Annual Meeting.

The Proposal is specifically excludable under Rule 14a-8(i)(8)(iii) because the Proposal questions the competence and business judgment of the Company's directors. As with the proposal in *Brocade Communications Systems*, the Proposal, which is titled "Executive Pay Committee Qualifications," explicitly targets director qualifications in a manner that questions both director competence and business judgment. The Proposal requests that the Board adopt a bylaw pursuant to which a director who received a "no" or "withhold" vote that exceeds 10% would be compared against other such directors, and the director receiving the highest "against" votes would automatically be ineligible to serve on the Compensation Committee for a period of two years. This automatic disqualification based upon a 10% shareholder vote questions the competence of directors.

Further, the Proposal's supporting statement, like that in *Brocade Communications Systems*, uses the outcome of shareholder votes to criticize and question the business judgment of the directors. Here, the supporting statement focuses on the results of the 2011 shareholder vote on executive pay and concludes that "[t]hese practices suggest that our executive pay system was not aligned with shareholder interests." This statement questions the business judgment of the directors serving on the Compensation Committee. In this regard, the Proposal would disqualify directors who, in the exercise of their independent business judgment, implemented an executive pay system that the Proposal argues is not in the shareholder interest. All four of the currently serving Compensation Committee's directors who were elected at the 2011 Annual Meeting meet the 10% voting threshold and thus would be automatically disqualified from service on the Compensation Committee under the Proposal. This indicates that the Proposal is specifically questioning the competency and business judgment exercised by the directors who serve on the Compensation Committee. The precedent no-action letters support that criticism and questioning of the nature found in the Proposal is not permitted under Rule 14a-8(i)(8)(iii).

Because the Proposal questions the competence and business judgment of specific directors that the Company expects to nominate for reelection, the Proposal is excludable pursuant to Rule 14a-8(i)(8)(iii).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Douglas K. Chia, Johnson & Johnson
Kenneth Steiner
John Chevedden

101202706.7

GIBSON DUNN

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William C. Weldon
Chairman of the Board
Johnson & Johnson (JNJ)
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Weldon,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Steven Rosenberg <SRosenb@its.jnj.com>
Corporate Secretary
T: 732 524-0400
F: 732-524-2185
Douglas Chia <DChia@its.jnj.com>
Senior Counsel & Assistant Corporate Secretary

[JNJ: Rule 14a-8 Proposal, November 15, 2011]
3* – Executive Pay Committee Qualifications

This is a request that our board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee (executive pay committee), who are seeking re-election to our board, receives a "no" vote or "withhold" that exceeds 10% of the votes cast, then the Committee member who receives the highest number of "no" or "withhold" votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote. This bylaw would address any possible need for any exception to this rule.

Members of our executive pay committee, who were on our 2011 ballot, received 16% to 21% in negative votes. This may warrant further investigation especially since the shareholder vote on the pay of our executives received only a 60% vote based on votes cast and only a 40% vote based on shares outstanding.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $28 million for our CEO, William Weldon.

Mr. Weldon received $12 million in cash-based performance units, which did nothing to tie executive performance with long-term shareholder value. Our company continued to provide annual grants of time-based equity awards in the form of market-priced stock options and restricted stock units. Mr. Weldon received a mega-grant of 586,000 options in 2010. These practices suggest that our executive pay system was not aligned with shareholder interests.

Please encourage our board to respond positively to this proposal to help turnaround the above type executive pay practices: **Executive Pay Committee Qualifications – Yes on 3.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 23, 2011

VIA EMAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal submitted by Kenneth Steiner

Dear Mr. Chevedden:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 15, 2011 of the shareholder proposal submitted by Mr. Kenneth Steiner (the "Proponent") regarding Executive Pay Committee Qualifications under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2012 Annual Meeting of Shareholders (the "Proposal"). Mr. Steiner has requested that all future communication regarding the Proposal be addressed to you and communicated via e-mail. Please be advised that you must comply with all aspects of the Rule with respect to your shareholder proposal. The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

The Company's stock records do not indicate that the Proponent is the record owner of Company shares, and to date, we have not received proof that the Proponent has satisfied the Rule's ownership requirements. To remedy this defect, please furnish to us, within 14 days of your receipt of this letter, sufficient proof that the Proponent has continuously held at least $2,000 in market value, or 1%, of Johnson & Johnson securities entitled to be voted on the Proposal at the 2012 Annual Meeting for at least one year as of the date the Proponent submitted the Proposal, as required by paragraph (b)(1) of the Rule. As explained in paragraph (b) of the Rule, sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level and a written statement that he has continuously held the requisite number of Company shares for the one-year period.

If you plan to use a written statement from the "record" holder of the Proponent's shares as your proof of ownership, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a security depository. (DTC is also known through the account name of Cede & Co.) Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as "record" holders of securities that are deposited at DTC. You can confirm whether a particular broker or bank is a DTC participant by asking the broker or bank or by checking DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

Shareholders need to obtain proof of ownership from the DTC participant through which their securities are held, as follows:

- If the Proponent's broker or bank is a DTC participant, then the Proponent will need to submit a written statement from the broker or bank verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year.

- If the Proponent's broker or bank is not on the DTC participant list, the Proponent will need to obtain a proof of ownership from the DTC participant through which the Proponent's shares are held verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year. You should be able to find who this DTC participant is by asking the broker or bank. If the broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant knows the broker or bank's holdings, but does not know the Proponent's holdings, the Proponent can satisfy paragraph (b)(2)(i) of the Rule by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the required amount of securities was continuously held for at least one year – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the Proponent's broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com.* For your convenience, a copy of the Rule and SEC Staff Legal Bulletin No. 14F is enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,

Douglas K. Chia

cc: L. P. Elberg, Esq.

Enclosures

TD Ameritrade

November 22, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in [redacted]

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 5,700 shares of the security General Electric (GE), 1,000 shares of Textron Inc. (TXT), 300 shares of Johnson & Johnson (JNJ), 1,000 shares of NYSE Euronext (NYX), and 8,700 shares of Alcoa Inc. (AA) in the TD Ameritrade account ending in [redacted] since November 1, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Rebecca R. Melia

Rebecca R. Melia
Resource Specialist
TD Ameritrade

GIBSON DUNN

EXHIBIT B

Riker Danzig

RIKER
DANZIG
SCHERER
HYLAND
PERRETTI LLP

ATTORNEYS AT LAW

December 22, 2011

Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933

Ladies and Gentlemen:

We have acted as special New Jersey counsel to Johnson & Johnson, a New Jersey corporation (the "Company"), in connection with its response to a shareholder proposal dated November 15, 2011 (the "Proposal") submitted to the Company for consideration at the Company's 2012 annual shareholder meeting. You have requested our opinion as to whether the Proposal, if implemented, would cause the Company to violate New Jersey law.

The proposal seeks to amend the Company by-laws (the "By-Laws") as follows:

> "This is a request that our board take the steps necessary to adopt a bylaw that when any member or members of our board's Compensation Committee (executive pay committee)[1], who are seeking re-election to our board, receives a "no" vote or "withhold" that exceeds 10% of the votes cast, then the Committee member who receives the highest number of "no" or "withhold" votes shall be disqualified from serving on our board's Compensation Committee for the 2-years following such vote. This bylaw would address any possible need for any exception to this rule."

For the purposes of this letter, we have examined: (a) the Proposal, (b) the Company's Certificate of Incorporation, (c) the Company's By-Laws, and (d) the Company's Compensation & Benefits Committee Charter. In our examination, we have assumed and express no opinion as to (i) the authenticity of all documents submitted to us as originals,

[1] The actual name of the committee is the Compensation & Benefits Committee. However, to maintain consistency with the Proposal, it will be referred to as the "Compensation Committee".

Headquarters Plaza, One Speedwell Avenue, Morristown, NJ 07962-1981 • t: 973.538.0800 f: 973.538.1984
50 West State Street, Suite 1010, Trenton, NJ 08608-1220 • t: 609.396.2121 f: 609.396.4578
500 Fifth Avenue, New York, NY 10110 • t: 212.302.6574 f: 212.302.6628
London Affiliate: 33 Cornhill, London EC3V 3ND, England • t: +44 (0) 20.7877.3270 f: +44 (0) 20.7877.3271
www.riker.com

(ii) the conformity to original documents submitted to us as copies or electronic versions, and (iii) the lack of any undisclosed terminations, modifications, waivers or amendments to any agreements or documents reviewed by us.

Based upon our review of the New Jersey Business Corporation Act (the "BCA"), New Jersey case law and persuasive authorities and subject to the assumptions and qualifications set forth herein, we believe that implementation of the Proposal by the Company would violate New Jersey law.

(A) The BCA Grants the Board of Directors the Exclusive Authority to Appoint and Remove Members of Board Committees.

As a general matter, the shareholders of a New Jersey corporation have the power to amend the corporation's by-laws. See N.J.S.A. 14A:2-9(1). However, the shareholders' power to amend the by-laws is subject to the general principle that by-law amendments inconsistent with law are void. Penn-Texas Corp. v. Niles-Bement-Pond Co., 34 N.J. Super. 373, 378 (Ch. Div. 1955) ("A by-law or an amendment to a by-law which is repugnant[2] to any part of [the New Jersey] Business Corporation Act is illegal and void. No citation of authority is needed to support this basic principle.").

The BCA addresses committees of the board of directors under N.J.S.A. 14A:6-9. It provides:

> "(1) If the certificate of incorporation or the by-laws so provide, the board by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have one or more members."
>
> "(2) The board, by resolution adopted by a majority of the entire board may,
>
> (a) fill any vacancy in any such committee;
>
> (b) appoint one or more directors to serve as alternate members of such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members;
>
> (c) abolish any such committee at its pleasure; and

[2] Black's Law Dictionary (9th Edition 2009) defines "Repugnant" to mean "inconsistent or irreconcilable with; contrary or contradictory to."

(d) remove any director from membership on such committee at any time, with or without cause."

Thus, state law explicitly provides that the board of directors has the power to select board committee members from its members. John MacKay, a leading scholar on New Jersey law, confirms that "[t]he board has *complete* and *absolute* control over its committees." JOHN R. MACKAY, NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 10.06 (3d ed. 2008) (emphasis added). Accordingly, the by-law contemplated in the Proposal creates an invalid delegation (to shareholders) of the directors' exclusive authority to make committee appointments as discussed below.

Delaware case law further supports our opinion that the Proposal would be in violation of New Jersey law. Although Delaware law is not binding on New Jersey courts, it is frequently looked to for guidance on corporate matters. Casey v. Brennan, 344 N.J. Super. 83, 107 (App. Div. 2001); IBS Financial Corp. v. Seidman & Associates, LLC, 136 F.3d 940, 949-50 (3rd Cir. 1998) ("When faced with novel issues of corporate law, New Jersey courts have often looked to Delaware's rich abundance of corporate law for guidance."); Pogostin v. Leighton, 216 N.J. Super. 363, 373 (App. Div. 1987) ("As the issue involved . . . is one of corporate law, an appropriate source of reference is the case law of Delaware.").

Delaware courts have held that where a statute confers power on one individual or body, such power cannot be exercised by or delegated to others. *See, e.g.*, Grimes v. Alteon, 804 A.2d 256, 263, 266 (Del. 2002) (finding that the chief executive officer could not approve terms of a stock right when statute provided for adoption by board resolution); In re Staples Inc. Shareholders Litigation, 792 A.2d 934, 963-64 (Del. Ch. 2001) (corporate officer could not fix record date when statute gave such authority to the board); Field v. Carlisle, 68 A.2d 817, 820 (Del. Ch. 1949) (board could not delegate determination of consideration for stock issuance to a third party when statute required board to make such determination); *see also* Adams v. Clearance Corporation, 121 A.2d 302, 305 (Del. Ch. 1956) ("The general rule forbidding the directors to delegate managerial duties applies as well to a delegation of a single duty as to the delegation of several or all duties.").

As noted above, the persuasive authority of Delaware courts will likely be considered by New Jersey courts in deciding whether the Proposal violates state law. This further reinforces our view that the BCA provides an exclusive process through which members of board committees may be appointed, and that the process described in the Proposal, which relies on shareholder votes, is unlawful.

(B) Restricting, Limiting or Conditioning the Right of the Company's Board of Directors (the "Board") to Appoint Compensation Committee Members would be Inconsistent with New Jersey Law.

(i) The Proposed By-Law Would Improperly Restrict the Board's Management of the Company.

A by-law provision empowering shareholders through "no" and "withhold" votes to automatically disqualify duly elected board members from serving on the Compensation Committee improperly restricts the board's management of the Company. Beyond requiring that a committee member be a board member, Section 14A:6-9 neither qualifies the board's power to appoint committee members nor contemplates any means to limit or restrict such power.[3] No BCA provision authorizes any restriction or limitation to this power, nor does any provision authorize any additional persons to appoint and/or set qualifications for board committee members.[4] Unlike both N.J.S.A. 14A:6-1[5], which

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[3] N.J.S.A. 14A:6-9 provides in relevant part:

"(1) If the certificate of incorporation or the by-laws so provide, the board, by resolution adopted by a majority of the entire board, may appoint from among its members an executive committee and one or more other committees, each of which shall have one or more members. To the extent provided in such resolution, or in the certificate of incorporation or in the by-laws, each such committee shall have and may exercise all the authority of the board, except that no such committee shall

(a) make, alter or repeal any by-law of the corporation;

(b) elect or appoint any director, or remove any officer or director;

(c) submit to shareholders any action that requires shareholders' approval; or

(d) amend or repeal any resolution theretofore adopted by the board which by its terms is amendable or repealable only by the board.

(2) The board, by resolution adopted by a majority of the entire board may,

(a) fill any vacancy in any such committee;

(b) appoint one or more directors to serve as alternate members of any such committee, to act in the absence or disability of members of any such committee with all the powers of such absent or disabled members;

(c) abolish any such committee at its pleasure; and

(d) remove any director from membership on such committee at any time, with or without cause."

[4] An argument can be made that the committee itself may be able to appoint committee members given that a committee "shall have and may exercise all the authority of the board" except as provided in the enumerated exceptions. N.J.S.A. 14A:6-9.

[5] N.J.S.A. 14A:6-1(1) provides:

"The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided. Directors shall be at least 18 years of age and need not be United States citizens or residents of this State or shareholders of the corporation unless the certificate of incorporation or by-laws so require. The certificate of incorporation or by-laws may prescribe other qualifications for directors."

provides that the certificate of incorporation or by-laws may set qualifications for directors of the corporation, and N.J.S.A. 14A:6-15(1)[6], which authorizes by-law provisions with respect to the election of officers, N.J.S.A. 14A:6-9 does not explicitly permit deviation from the statutory mandate with respect to the board's appointment of committee members.

This unfettered grant of authority to the board with respect to the selection of committee members is consistent with N.J.S.A. 14A:6-1 which mandates that "The business and affairs of a corporation shall be managed by or under the direction of the board, except as in this act or in its certificate of incorporation otherwise provided." See In re Joseph Feld & Co., 38 F. Supp. 506, 507 (D.N.J. 1941) ("The business management of a corporation is committed to the directors . . . . "); Madsen v. Burns Brothers, 108 N.J. Eq. 275, 281 (Ch. 1931) ("The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law."); *see also* Brooks v. Standard Oil Co., 308 F. Supp. 810, 814 (S.D.N.Y. 1969) (dismissing plaintiff's petition that the company pursue a different natural resources policy, because under New Jersey law policy decisions are not proper subjects for shareholder action).

Further, the Delaware Supreme Court, while recognizing that in certain circumstances by-laws limiting or restricting board power are permissible, simultaneously limited such circumstances to those where the by-law in question is process-oriented in nature. CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 235 (Del. 2008) (alluding to by-laws fixing the number of directors on a board and setting quorum and voting requirements since those which are procedural). Conversely, the court held that by-laws which curtail a board's substantive decision-making authority are impermissible. Id. at 234-35 ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather to define the process and procedures by which those decisions are made."). By-laws that impede a board's managerial decision making are therefore invalid. See e.g., Quickturn Design Systems, Inc. v. Sharpiro, 721 A.2d 1281, 1292-93 (Del. 1998) (invalidating a shareholder redemption by-law on the grounds that it impermissibly interfered with the board's management authority); *cf* Frantz Manufacturing Company v. EAC Industries, 501 A.2d 401, 407 (Del. 1985) (approving bylaw amendments modifying quorum and board voting requirements); CA, Inc., 953 A.2d at 240 (holding that although a by-law requiring the corporation to reimburse a shareholder for proxy expenses was procedural it was nevertheless invalid because it limited the board's discretion to deny reimbursement under certain circumstances).

---

[6] N.J.S.A. 14A:6-15(1) provides:
"The officers of a corporation shall consist of a president, a secretary, a treasurer, and, if desired, a chairman of the board, one or more vice presidents, and such other officers as may be prescribed by the by-laws. Unless otherwise provided in the by-laws, the officers shall be elected by the board."

The by-law contemplated by the Proposal is substantive in nature, because it governs who may be appointed to the Compensation Committee. If implemented, the Proposal would impede the Board's ability to exercise its judgment to select the most qualified Board members to serve on the Compensation Committee. Accordingly, we believe it would be impermissible under New Jersey law.[7]

(ii) This Restriction on Board Management Would Not Be Permissible Under New Jersey Law Even if In the Company's Certificate of Incorporation.

Limitations on the board's authority must be set forth in the certificate of incorporation. N.J.S.A. 14A:6-1. "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided." N.J.S.A. 14A:6-1 should be read in conjunction with N.J.S.A. 14A:5-21(2) providing that a provision in the certificate of incorporation otherwise prohibited by law because it improperly restricts board management may be permitted if approved by all of the incorporators (which did not happen in this case) or all of the shareholders (which is not in this Proposal). N.J.S.A. 14A:5-21(3) then provides that such a provision restricting board management and properly approved by the incorporators or all of the shareholders shall become invalid if any shares of the corporation are listed on a national securities exchange. The Company's shares are listed on a national securities exchange.

Therefore, a limit on the board's committee selection power cannot be placed in the certificate of incorporation and would be contrary to law and void if placed in the by-laws, as is suggested by the Proposal. See Penn-Texas Corp., 34 N.J. Super. at 378 (stating that by-laws conflicting with statutory law are illegal and void); STUART L. PACHMAN, TITLE 14A – CORPORATIONS, AUTHOR'S COMMENTARY & ANNOTATIONS § 14A:2 COMMENTARY 65 (ed. 2012) ("Variations from the statutory 'norm' which are required to be included in the certificate may not be relied on if placed elsewhere.").

(C) Restricting, Limiting or Conditioning the Right of the Company's Board of Directors to Appoint Compensation Committee Members is an Impermissible Restraint on a Director's Ability to Fulfill His or Her Fiduciary Duties.

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[7] Although one Delaware case suggested that a shareholder by-law abolishing a board committee was not contrary to law, Hollinger International, Inc. v. Black, 844 A.2d 1022, 1078-81 (Del. Ch. 2004) (deciding the case on other grounds), the differences in the language of the New Jersey and Delaware statutes relating to board committees are significant on this point. Whereas N.J.S.A. 14A:6-9 specifically provides that the board has the power to abolish a committee at its pleasure, the parallel provision in Section 141(c)(2) of the DGCL is silent as to the termination of a committee. Instead, the DGCL merely provides that a board committee may exercise its power "to the extent provided in resolutions . . . or the by-laws." In the absence of language to the contrary, the Hollinger International court, in dicta, found by-law amendments could abolish a committee.

In exercising their management responsibilities, directors have a fiduciary duty to conduct the business and affairs of the corporation in the best interests of the company and its shareholders. Whitefield v. Kern, 122 N.J. Eq. 332, 340-41 (1937); JOHN R. MACKAY, NEW JERSEY CORPORATIONS AND OTHER BUSINESS ENTITIES § 12.08 (3d ed. 2008). Directorial discretion is a vital element to the satisfaction of a director's fiduciary duties. Accordingly, it is given significant emphasis and protection by New Jersey courts. Maul v. Kirkman, 270 N.J. Super. 596, 614 (App. Div. 1994) ("The [business judgment] rule exists to promote and protect the full and free exercise of the power of management given to the directors."); *see also* In re PSE & G Shareholder Litigation, 173 N.J. 258, 277 (2002) ("New Jersey courts have long accepted that a decision made by a board of directors pertaining to the manner in which corporate affairs are to be conducted should not be tampered with by the judiciary so long as the decision is one within the power delegated to the directors . . . .").

Unfettered discretion with respect to business decisions is particularly valuable with respect to committee member selection. The Company's Board, as reflected in the Compensation & Benefits Committee Charter, delegates considerable power to the Compensation Committee relating to the compensation of the Company's directors and officers and the management and oversight of pension and other benefit plans. Given the broad scope of power entrusted to the Compensation Committee, proper selection of its membership is essential. The Board must remain free and uninhibited to choose from among its members, those who would best be able to fulfill the various responsibilities delegated to such committee. Discretion enables the Board to make the most appropriate selection based, among other things, on a respective member's background, demeanor, expertise and availability. By limiting the selection of qualified candidates, the Proposal limits the Board's substantive decision-making ability and potentially denies the board, in a given circumstance, the opportunity to act in the best interests of the Company and its shareholders. This has the potential to impede the Board's fulfillment of its core fiduciary duty. See CA, Inc., 953 A.2d at 238 (finding a by-law impermissible when "under at least one . . . hypothetical, the board of directors would breach their fiduciary duties if they complied [with it]"); STUART L. PACHMAN, TITLE 14A – CORPORATIONS, AUTHOR'S COMMENTARY & ANNOTATIONS § 14A:6 COMMENTARY 282 (ed. 2012) ("A contract cannot commit the directors of a corporation to a course of action that precludes them from discharging their fiduciary duties."); 1 FOLK ON THE DELAWARE GENERAL CORPORATE LAW § 141.1.2 (supp. 2011) (describing that the Court of Chancery has refused to give legal sanction to agreements that "have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters").

By limiting power conferred exclusively on the Board and impinging upon the Board's ability to satisfy its fiduciary duties, the Proposal, if implemented, would improperly restrict the Board in its management of the Company.

Based on the reasoning and subject to the assumptions, qualifications and limitations set forth in this letter, we believe that implementation of the Proposal violates the provisions of New Jersey law empowering only the Board to designate the directors who serve on a Board committee.

This opinion is not a prediction of what a particular court (including any appellate court) reaching the issues on the merits would hold, but instead is our opinion as to the proper result to be reached by a court applying existing legal rules to the facts as properly found after appropriate briefing and argument. The manner in which any particular issue would be treated in any actual court case would depend on facts and circumstances particular to the case, and this opinion is not intended to guarantee the outcome of any legal dispute which may arise in the future.

Our opinions are limited to the laws of New Jersey and we do not express any opinion as to the laws of any other states or jurisdictions.

The opinions expressed herein are rendered as of the date hereof. We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

This opinion letter is rendered solely and exclusively for your benefit and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity, other than the Securities and Exchange Commission (the "SEC") and Gibson, Dunn & Crutcher LLP in connection with any correspondence with the SEC on the Company's behalf and relating to the Proposal.

Very truly yours,

Riker, Danzig, Scherer,
Hyland & Perretti LLP